Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
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The following bulletin was circulated via email to Continental employees on September 20, 2010:
September 20, 2010
EMPLOYEE BULLETIN NO. 21
CO ANNOUNCES BLACKOUT DATES FOR STOCK CONVERSION
In connection with the merger of CO and United, CO common stock will be converted into common stock in UAL Corporation, United’s parent company (UAL), which will be renamed United Continental Holdings, Inc. at the time of the merger closing.
A brief blackout period is necessary to implement the stock conversion in co-workers’ stock option and Employee Stock Purchase Plan (ESPP) accounts. During the blackout period, which begins at 3 p.m. Central time Thursday, Sept. 30, and ends on or about Wednesday, Oct. 6, option exercises, stock sales and transfers from these accounts will be prohibited, and co-workers will not be able to view their accounts at Morgan Stanley Smith Barney.
Upon completion of the merger, CO stock options and shares held through the Employee Stock Purchase Plan (ESPP) will be converted into UAL stock options and shares in accordance with the merger agreement. Refer to Employee Bulletin No. 19 for more information regarding the conversion.
You will receive two mailings from Morgan Stanley Smith Barney in connection with the merger. The first will be a statement of CO share balances and/or stock options as of the day before the merger closing. The second will be a statement of the UAL share balances and/or stock options upon the conversion in connection with the merger.
You can view stock option and ESPP accounts at Morgan Stanley Smith Barney by going to www.benefitaccess.com. For logon assistance, either click “Forgot User Name or Password” or call their Internet user help desk at 888-873-1194.
For more information regarding stock options, contact Employee Stock Options Administration at employeestockoptions@coair.com or call 713-324-5021, option 3.
For more information regarding ESPP, refer to the Q&A at Insidecoair > “News and Events” > “Employee Stock Purchase Plan Q&A”, contact ESPP Administration at ESPP@coair.com or call 713-324-ESPP (3777).
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The following will be posted on “Jeff’s Journal” in the Continental Airlines intranet web site on September 20, 2010:
New United Stock Will Trade on NYSE
Today, we announced management’s decision on a stock exchange and ticker symbol for the new United, which the board of directors of UAL Corporation will be asked to approve later this week. On the day of the legal closing of the merger, CO and United Airlines will both be subsidiaries of UAL Corporation, (which will be renamed United Continental Holdings, Inc.), and the stockholders will own shares in that holding company. The holding company will list its common stock on the New York Stock Exchange (NYSE) and is expected to open trading under the new ticker symbol UAL on Friday, Oct. 1, 2010. The NYSE is home to many of the world’s most well-established and high-quality companies, and we believe it provides the ideal trading platform as we work together to build the world’s leading airline.